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         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                (Amendment No. 3)

               Carson Products Inc.
                 (Name of Issuer)

                  Class A Common
          (Title of Class of Securities)

                    145845 10 3
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No.  145845 10 3
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Global Investors LLC  94-3244780
     RCM Limited L.P.                   94-3004387
     RCM General Corporation            94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
     Dresdner RCM Global Investors LLC    435,077
     RCM Limited L.P.                     -0-
     RCM General Corporation              -0-

6 SHARED VOTING POWER
     Dresdner RCM Global Investors LLC    -0-
     RCM Limited L.P.                     -0-
     RCM General Corporation              -0-

7 SOLE DISPOSITIVE POWER
     Dresdner RCM Global Investors LLC    675,900
     RCM Limited L.P.                     -0-
     RCM General Corporation              -0-

8 SHARED DISPOSITIVE POWER
     Dresdner RCM Global Investors LLC    -0-
     RCM Limited L.P.                     -0-
     RCM General Corporation              -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Dresdner RCM Global Investors LLC    675,900
     RCM Limited L.P.                     -0-
     RCM General Corporation              -0-

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Dresdner RCM Global Investors LLC    13.52%
     RCM Limited L.P.                     -0-%
     RCM General Corporation              -0-%

12
TYPE OF REPORTING PERSON*

     Dresdner RCM Global Investors LLC -IA,OO
     RCM Limited L.P. - PN
     RCM General Corporation - CO

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Item 1(a) Name of Issuer:

     Carson Products Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     64 Ross Road
     Savannah Industrial Park
     P.O. Box 22309
     Savannah, Georgia  31405

Item 2(a) Name of Person Filing:

     Dresdner RCM Global Investors LLC
     RCM Limited L.P.
     RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

     Dresdner RCM Global Investors LLC - DE Limited Liability Co.
     RCM Limited L.P. - CA Limited Partnership
     RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

     Class A Common

Item 2(e) CUSIP Number:

     145845 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By /s/ Susan C. Gause
Susan C. Gause
Chief Operating Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRESDNER RCM GLOBAL INVESTORS LLC

By /s/ Susan C. Gause                    August 9, 1998
   Susan C. Gause
   Chief Operating Officer

RCM LIMITED L.P.

By /s/ William L. Price                  August 9, 1998
   William L. Price
   Chairman of RCM General Corporation in
   its capacity as general partner of
   RCM Limited L.P.

RCM GENERAL CORPORATION

By /s/ William L. Price                  August 9, 1998
   William L. Price
   Chairman

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EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Until July 8, 1998, RCM Limited L.P. ("RCM Limited") served as the Managing Agent of Dresdner RCM. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). In its capacity as Managing Agent, RCM Limited had beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM Limited may have been deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, which previously served as the Managing Agent of Dresdner RCM. RCM General had filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General had beneficial ownership of the securities reported on this Schedule 13G only to the extent RCM General may have been deemed to have beneficial ownership of securities beneficially owned by Dresdner RCM.

Dresdner RCM, RCM Limited, and RCM General will no longer be filing a joint statement on Schedule 13G under the Act in connection with the common stock of Carson Products Inc.

Dresdner RCM, RCM Limited, and RCM General are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

DRESDNER RCM GLOBAL INVESTORS LLC

By /s/ Susan C. Gause                     August 9, 1998
   Susan C. Gause
   Chief Operating Officer

RCM LIMITED L.P.

By /s/ William L. Price                   August 9, 1998
   William L. Price
   Chairman of RCM General Corporation
   in its capacity as general partner
   of RCM Limited L.P.

RCM GENERAL CORPORATION

By /s/ William L. Price                   August 9, 1998
   William L. Price
   Chairman